UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Znergy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98978P106

(CUSIP Number)

Richard D. Mikles, PO Box 1195, Anna Maria, FL 34216, (813) 486-1114

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978P106	13D/A	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard D. Mikles
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 25,000,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.167
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 98978P106	13D/A	Page 3 of 4 Pages

Item 1.  Security and Issuer.

Common stock, Znergy, Inc., 808 A S. Huntington St., Syracuse, IN 46567

Item 2.  Identity and Background.

(a)  Richard D. Mikles, (b) PO Box 1195, Anna Maria, FL 34216 (c) Private investor and Chairman of the Board of Issuer (d) no criminal convictions (e) No judicial proceedings or administrative proceedings regarding federal or state securities (f) United States citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

Personal funds and conversion of loan to Issuer in total amount of $865,000 in investment and loans. No borrowed funds were utilized.

Item 4.  Purpose of Transaction.

As an officer and Chairman of the board of Issuer, Mr. Mikles has made the investment solely because of his belief in the future of Issuer. There is no plan to dispose of the acquired shares, and no plan regarding a change in control, merger, or other act affecting the structure, control and business activities of Issuer.

Item 5.  Interest in Securities of the Issuer.

25,000,000 shares of Common Stock of Issuer representing a 9.67% interest in the issued and outstanding shares of Common Stock of Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No such agreements, contracts, understandings or relationships with respect to the securities of Issuer exist.

Item 7.  Material to Be Filed as Exhibits.  None.

Schedule 13D/A

This amendment (the “Amendment”) amends and supplements the statement on Schedule 13D filed by Richard D. Mikles on October 15, 2019.  Except as specifically provided herein, this Amendment does not alter any of the information provided on said Schedule 13D

Item 3.  Sources or Amount of Funds or Other Consideration.  Personal funds and conversion of a portion, but not all of, loans to Issuer in total amount of $865,000 in investments and loans.  No borrowed funds were utilized.

SIGNATURE

/S/ Richard D. Mikles

October 12, 2020

CUSIP No. 98978P106	13D/A	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Znergy, Inc.

/s/ Richard D. Mikles
Insert Name

Chairman of the Board
Insert Title

10/12/2020
Insert Date